VF 10-2-02

02053247

NITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-39393

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WOLFF INVESTMENT GROUP, INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway

(No. and Street)

New York, NY 10004

(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED SEP 30 2002 WASH. D.C. 164 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Serguei Kouzmine) 212-943-5200

(Area Code — Telephone No.)

OR: ALLEN BOXER CEO 212-943-5200

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NORMAN M. GOFFNER

(Name — if individual, state last, first, middle name)

3 Hanover Square, Suite 16J New York, NY 10004

(Address) (City) (Zip Code)

PROCESSED
OCT 11 2002
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALLEN BOXER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOLFE INVESTMENT GROUP, INC., as of 09-27 —, 19 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SWORN TO BEFORE ME THIS 27th DAY OF Sept 19/2002 NOTARY PUBLIC

Signature

CEO

Title

Notary Public

ANIL M. MUKHATIYAR
NOTARY PUBLIC, State of New York
No. 41-4985497
Qualified in Queens County
Commission Expires Aug. 19, 20 05

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLFF INVESTMENT GROUP, INCORPORATED

FINANCIAL STATEMENTS

JUNE 30, 2002

WOLFF INVESTMENT GROUP, INCORPORATED

FINANCIAL STATEMENTS

JUNE 30, 2002

TABLE OF CONTENTS Page:

NORMAN M. GOFFNER
CERTIFIED PUBLIC ACCOUNTANT
3 HANOVER SQUARE, SUITE 18A
NEW YORK, N. Y. 10004

TELEPHONE (212) 422-3530
FAX (212) 825-0455

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
WOLFF INVESTMENT GROUP, INCORPORATED
26 Broadway
New York, NY 10004

I have audited the accompanying statement of financial condition of WOLFF INVESTMENT GROUP, INCORPORATED as of June 30, 2002, and the related statements of income, changes in stockholders' equity, changes in subordinated liabilities and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Financial Statements, referred to above, present fairly, in all material respects, the financial position of WOLFF INVESTMENT GROUP, INCORPORATED as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic Financial Statements, taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additional analysis and not a required part of the basic Financial Statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic Financial Statements and, in my opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

Respectfully submitted,

NORMAN M. GOFFNER
Certified Public Accountant

New York, NY
September 10, 2002

WOLFF INVESTMENT GROUP, INCORPORATED

Statement of Financial Condition
June 30, 2002

ASSETS

Cash and Cash Equivalent (Note 8)		$1,028,058
Due from clearing broker		83,673
Advance to Shareholder & Employees		54,813
Other assets		28,499
Total Assets		$1,195,043

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts and taxes payable	$ 54,791	
Accrued commissions & salaries payable	19,675	
Total Liabilities		$ 74,466
Liabilities Subordinated to Claims of General Creditors		
Subordinated loan agreements (Note 5)	$ 100,000	
Total Subordinated Liabilities		$ 100,000
Commitments and contingencies (Notes 3 and 7)		
Stockholders' Equity		
Series A Preferred Stock - Par Value, $1,000 per share		
1,000 shares authorized, issued and outstanding	$1,000,000	
Common Stock - Par Value - $0.01 per share		
20,000 shares authorized		
12,787.24 shares issued and outstanding	128	
Additional Paid-in Capital	1,174,055	
Accumulated (deficit)	(1,153,606)	
Total Stockholders' Equity		$1,020,577
Total Liabilities, subordinated liabilities and Stockholders' Equity		$1,195,043

The accompanying notes are an integral part of this statement.

WOLFF INVESTMENT GROUP, INCORPORATED

Statement of Income
Two Months Ended June 30, 2002

REVENUES:		
Commissions	$ 97,087	
Interest	142	
Other income	8,258	
Total Revenues		$105,487
EXPENSES:		
Salaries and commissions	$ 62,366	
Clearing charges	19,397	
Administrative and clerical	4,484	
Communications	(442)	
Depreciation and amortization	1,932	
Registrations and fees	557	
Payroll taxes	3,308	
Interest	2,187	
Rent (Notes 3)	12,186	
Tickers and quotes	55	
Professional fees	4,000	
Computer leasing	2,280	
Arbitration expense	(4,205)	
Total Expenses		$108,105
Net Loss Before Taxes		(2,618)
Provision for Taxes (Note 2)		0
NET LOSS AFTER TAXES		($ 2,618)

The accompanying notes are an integral part of this statement.

WOLFF INVESTMENT GROUP, INCORPORATED

Statement of Changes in Stockholders' Equity
For the Two Months Ended June 30, 2002

	Series A Preferred Stock Issued		Common Stock Issued		Additional		Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Accumulated (Deficit)	Stockholders' Equity
Balances - May 1, 2002			12,787.24	$128	$1,166,055	$(1,152,975)	$ 13,208
Net Loss						(2,618)	(2,618)
Prior Year Adjustment						1,987	1,987
Preferred Stock	1,000	1,000,000					1,000,000
Paid-in Capital					8,000		8,000
Balances - June 30, 2002	1,000	$1,000,000	12,787.24	$128	$1,174,055	$(1,153,606)	$ 1,020,577

The accompanying notes are an integral part of this statement.

WOLFF INVESTMENT GROUP, INCORPORATED

Statement of Changes in Subordinated Liabilities
For the Two Months Ended June 30, 2002

Balance April 30, 2002		$100,000
Secured Demand Note – October 30, 2001 Maturing October 30, 2004	$100,000	
Balance - June 30, 2002		$100,000

The accompanying notes are an integral part of this statement.

WOLFF INVESTMENT GROUP, INCORPORATED

Statement of Cash Flows
For the Two Months Ended June 30, 2002

Cash Flows from Operating Activities:	
Net Loss	$(2,618)
Non-cash items included in net income depreciation and amortization	1,932
Prior Year Adjustment	1,987
(Increase) Decrease in Operating Assets:	
Due from clearing broker	10,619
Advance to Shareholder	2,237
Increase (Decrease) in Operating Liabilities:	
Accounts payable	(21,710)
Accrued commissions payable	(4,149)
Cash (absorbed) by operating activities:	(11,702)
Cash flows from financing activities:	
Issuance of Preferred Stock	1,000,000
Paid-in Capital	8,000
Net increase in cash	$ 996,298
Cash at Beginning of Period	$ 31,760
Cash and Equivalent at End of Period	$1,028,058

The accompanying notes are an integral part of this statement.

WOLFF INVESTMENT GROUP, INCORPORATED

Notes to Financial Statements
Two Months Ended June 30, 2002

Note 1 - Nature of Business and Significant Accounting Policies]

(a) Nature of Business

Wolff Investment Group, Incorporated (formerly Mintz, Wolff & Company, Inc.) is a New York Corporation, formed during February 1988 for the purpose of conducting business as a broker/dealer in securities. Accordingly, the Company is a member registered with the Securities and Exchange Commission and with the National Association of Securities Dealers, Inc.

The Company operates under the provisions of Paragraph (k) (2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/ dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(b) Significant Accounting Policies

Revenue Recognition - Commission revenues and expenses are recorded on a trade date basis.

(c) Depreciation

Furniture and fixtures are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line and accelerated methods over the useful lives of the assets.

Leasehold improvements are being amortized by the straight-line method over 60 months.

(d) Change of Audit Year

Wolff Investment Group, Incorporated elected to change their fiscal year for audit to June 30. For that reason we are filing this audited statement.

Note 2 - Income Taxes

For income tax purposes, the Company is a "C" corporation. Due to Firm losses, no taxes were paid for the year.

Note 3 - Lease Commitment

The Company has a three-year lease expiring December 31, 2003 at a monthly rental of $6,093.10.

Note 4 - Net Capital Requirements

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for broker/dealers. The Company's net capital requirement, under the provisions of the rule, was $5,000, whereas the net capital, as independently computed, was $37,265, leaving capital in excess of requirements of $32,265. The capital ratio as computed was 200%, as against an allowable maximum of 1500%.

Note 5 - Subordinated Liabilities

The Company has a subordinated loan of $100,000 bearing interest of 12% and maturing October 30, 2004. On November 15, 2001 the National Association of Securities Dealers, Inc. approved this loan for net capital purposes effective October 30, 2001.

Note 6 - Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidate the collateral at an amount equal to the original contractual amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 – Attorney's Report

Attorneys for Wolff Investment Group, Inc. reported to me in a letter dated June 19, 2002, on the following matters:
1) *Medical Assets LLC, et al. v. Braveheart Inc., et al.*, is an action commenced on October 3, 2000, wherein the Company is named as a defendant. The Complaint alleges in 20 causes of action various claims of negligence, breach of contract, breach of fiduciary duty and fraud as a result of an alleged unauthorized transfer and subsequent conversion of certain stock owned by plaintiff. The Complaint seeks at least $16,000 in damages. Motions to Dismiss or Motion the Complaint have been filed by various defendants, including the Company. A decision on the motion will be forthcoming, but it is impossible to predict when it will be issued, in light of the Court's heavy calendar. Likewise, it is too early in the litigation (no discovery has been conducted) to predict the ultimate outcome of the litigation if the motion to dismiss is not granted.

2) *Wolff Investment Group, Inc. v. Emmet A. Larkin Company, Inc.* is an arbitration commenced by the Company before the NASD against the Company's clearing agent, Emmet A. Larkin Company, Inc. ("Larkin"), seeking damages for the wrongful conversion by Larkin of funds from the Company's accounts for the payment of Larkin's legal fees in the Medical Assets litigation, in which Larkin is also named as a defendant. The Company has verbally agreed to settle this case, and is in the process of preparing the written settlement documents. Pursuant to verbal settlement agreement, Larkin will release and discharge all debts against the Company that it currently reflects on its books and records. Neither party has admitted any wrongdoing or liability as a result of such settlement and, except as set forth above, neither party has incurred or agreed to any new financial obligations as a result of such settlement.

Note 8 – Cash and Cash Equivalent

$1,000,000 is on deposit with the EVRAZBANK in Moscow, Russia. Since this is an offshore deposit it is, at present, not considered an allowable asset according to the NASD Regulations.

A copy of the Company's Statement of Financial Condition, as of June 30, 2002 pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's main office and at the regional office of the Securities and Exchange Commission.

WOLFF INVESTMENT GROUP, INCORPORATED

Computation of Net Capital Under S.E.C. Rule 15c3-1

June 30, 2002

NET CAPITAL COMPUTATION:

Total Stockholders' equity		$1,020,577
Add - subordinated liabilities to claims of general creditors		100,000
Total:		$1,120,577
Subtract - Nonallowable assets:		
Advance to Shareholder & employees	$ 54,813	
Other assets	28,499	
Restricted cash	1,000,000	
Total:		(1,083,312)
NET CAPITAL:		$ 37,265
LESS: Minimum Net Capital Requirements:		
Greater of 6 2/3% of Aggregate Indebtedness or, $5,000		$ 5,000
Remainder: Capital in excess of all requirements		$ 32,265

Capital Ratio (Maximum allowance 1500%)

*Aggregate Indebtedness:	$ 74,466	= 200%
Divided by: Net Capital	$ 37,265	

*Aggregate Indebtedness:	
Accounts payable	$54,791
Accrued commissions payable	19,675
	$74,466

The accompanying notes are an integral part of this statement.

WOLFF INVESTMENT GROUP, INCORPORATED

Reconciliation of Audit to Focus as Amended

JUNE 30, 2002

Net Capital per Focus:	$36,555
Add: Net Audit Adjustments	710
Net Capital per Report	$37,265

The accompanying notes are an integral part of this statement.

NORMAN M. GOFFNER
CERTIFIED PUBLIC ACCOUNTANT
3 HANOVER SQUARE, SUITE 18A
NEW YORK, N. Y. 10004
TELEPHONE (212) 422-3530
FAX (212) 825-0455

To the Board of Directors of
WOLFF INVESTMENT GROUP, INCORPORATED
26 Broadway
New York, NY 10004

Gentlemen:

In planning and performing my audit of the financial statements of WOLFF INVESTMENT GROUP, INCORPORATED for the year ended June 30, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by WOLFF INVESTMENT GROUP, INCORPORATED that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(II); (2) in complying with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

NORMAN M. GOFFNER
Certified Public Accountant

New York, NY
September 10, 2002